BE BELONG GROUP CORP

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") for the offer, sale, and issuance of shares of common stock, $0.00001 par value per share (the "**Shares**"), of Be Belong Group Corp, a Delaware corporation (the "**Company**"), is made by and between the undersigned "**Subscriber**" and the Company, effective as of the date set forth on the signature page of this Agreement.

1.   **Subscription and Sale.** Pursuant to and in accordance with the terms and conditions of this Agreement, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company agrees to sell to Subscriber, the number of Shares set forth on the signature page to this Agreement (the "**Subscribed Shares**") for the aggregate amount set forth on the signature page to this Agreement (the "**Purchase Price**").

2.   **Payment.** Upon execution of this Agreement, Subscriber has made or will immediately make payment of the Purchase Price for the Subscribed Shares by wire transfer of or bank check in U.S. dollars in accordance with written instructions provided by the Company.

3.   **Other Documents Required from Subscriber.** Subscriber shall complete, sign, and return to the Company, as soon as practicable, any documents, questionnaires, notices, and undertakings as the Company may reasonably request in connection with Subscriber's subscription for the Subscribed Shares.

4.   **Stock Certificates.** The Company will, as soon as practicable following Subscriber's delivery of this Agreement, the Purchase Price, and any other documents pursuant to Section 3, deliver to Subscriber one or more stock certificates evidencing the Subscribed Shares.

5.   **Subscriber's Representations, Warranties, and Covenants.** As a condition to Subscriber's purchase of the Subscribed Shares, Subscriber represents and warrants to, and covenants with, the Company, and acknowledges that the Company is relying thereon, that:

(a)   Subscriber has full power and authority to execute and deliver this Agreement and to consummate the purchase of the Subscribed Shares. This Agreement has been duly and validly executed and delivered by Subscriber and constitutes a legal, valid, and binding obligation of Subscriber enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, and other similar laws affecting the rights and remedies of creditors generally.

(b)   Subscriber understands that the Shares have not been and will not be registered under the Securities Act of 1933, as amended (he "**Securities Act**") or any applicable state securities laws, and that the sale contemplated hereby is being made in reliance on an exemption from registration under the Securities Act. The Shares cannot be sold, transferred, or otherwise disposed of by Subscriber unless they are subsequently registered under the Securities Act and applicable state securities laws, or an exemption from such registration is available at the time of the desired sale.

(c)   Subscriber is acquiring the Subscribed Shares solely for Subscriber's own account and has no agreement, understanding, or arrangement to subdivide, sell, assign, transfer, or otherwise dispose of all or any part of such Subscribed Shares to any other person. No other person has or will have a direct or indirect beneficial interest in the Subscribed Shares, except as disclosed to the Company on an attachment hereto. To the extent any other person has any such beneficial interest, the Company will require such persons to execute a signature page to this Agreement.

(d)   Subscriber agrees that if it decides to offer, sell, or otherwise transfer or pledge all or any part of the Shares, it will not offer, sell, or otherwise transfer or pledge any of such Shares, directly or indirectly unless pursuant to an effective registration statement under the Securities Act or pursuant to the exemption from registration under the Securities Act (such as provided by Rule 144 under the Securities Act, if available) and in compliance with any applicable state and other securities laws.

(e)   Subscriber understands and acknowledges that the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or applicable state securities laws, the certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED, OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (INCLUDING THE EXEMPTION PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE)), PROVIDED THE COMPANY RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES (CONCURRED IN BY LEGAL COUNSEL FOR THE COMPANY) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION OR THE COMPANY OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, AND IN ALL CASES, IN COMPLIANCE WITH ANY APPLICABLE STATE AND OTHER SECURITIES LAWS. NEITHER THE OFFERING OF THE SECURITIES NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAW."

(f)   Subscriber (i) has been furnished with all information that Subscriber deems necessary to evaluate the merits and risks of the purchase of the Shares, (ii) has had the opportunity to ask questions and receive answers concerning the information received about the Shares and the Company, and (iii) has been given the opportunity to obtain any additional information Subscriber deems necessary to verify the accuracy of any information obtained concerning the Shares and the Company.

(g)   Subscriber confirms that the Shares were not offered to Subscriber by any means of general solicitation or general advertising, as those terms are used in Regulation D under the Securities Act, including, without limitation, advertisements, articles, notices, and other communications published in any newspaper, magazine or on the Internet, or broadcast over radio, television or on the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(h)   Subscriber understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the Securities and Exchange Commission (the "**SEC**") or with any state securities administrator any registration statement in respect of resales of the Shares.

(i)   Subscriber's address is correctly set forth on the signature page of this Agreement.

(j)   Subscriber can bear the risks of an investment in the Shares and can afford the loss of its entire investment in the Shares.

(k)   Subscriber understands that neither the SEC nor any other federal, state, or non-U.S. agency has recommended, approved, or endorsed the purchase of the Shares as an investment or passed on the accuracy or adequacy of the information set forth in any documents used in connection with the offer and sale of the Shares. Subscriber has relied on its own examination of the terms of its subscription for the Shares, including the merits and risks involved, and has reviewed the merits and risks of the purchase of Shares with tax, legal, and investment counsel to the extent deemed advisable by Subscriber.

6.   **Indemnification**. Subscriber hereby agrees to defend, indemnify, and hold harmless the Company and any of its officers, directors, employees, agents, and control persons who was or is a party or is threatened to be made a party to any threatened, pending, or completed suit, action, or proceeding, whether civil or criminal, administrative or investigative, to the fullest extent permitted by law, by reason of or arising from any actual or alleged misrepresentation or misstatement of facts or omission to represent or state facts made by Subscriber to the Company including, without limitation, any such misrepresentation, misstatement, or omission contained in this Agreement, against any losses, damages, liabilities and expenses for which the Company, and any of its officers, directors, employees, agents, or control persons has not otherwise been reimbursed (including without limitation attorney's fees, judgments, fines and amounts paid in settlement or incurred in a securities or other action in which no judgment in favor of Subscriber is rendered) actually and reasonably incurred by such person or entity in connection with such action, suit, or proceeding.

7.   **No Revocation**. The obligations of Subscriber hereunder are irrevocable.

8.   **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their successors, and permitted assigns.

9.   **Integration**. This Agreement contains the entire agreement and understanding among the parties hereto regarding the subject matter hereof and supersedes all prior and contemporaneous agreements, oral or written.

10.   **Assignment**. Except as specifically provided in this Agreement, the rights herein contained shall not be assignable by the Subscriber to any person without the prior written consent of the Company.

11.   **Notices**. All notices under this Agreement shall be in writing. Notices may be served by certified or registered mail, postage paid with return receipt requested; by private courier, prepaid; by facsimile or other reliable form of electronic communication; or personally. Mailed notices shall be deemed delivered five (5) days after mailing, properly addressed. Couriered notices shall be deemed delivered on the date that the courier warrants that delivery will occur. Facsimile or other electronic communication notices shall be deemed delivered when receipt is either confirmed by confirming transmission equipment or acknowledged by the addressee or its office. Personal delivery shall be effective when accomplished. Notices to the Company shall be directed to its registered agent. Notices to Subscriber shall be directed to the address or telecommunications number on file with the Company.

12.   **Governing Law**. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and wholly performed within Delaware by persons domiciled in Delaware without reference to rules governing conflicts of laws.

13.   **Counterparts**. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.   **Electronic Signatures**. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

15.   **Amendments and Waivers**. This Agreement may be modified, amended and the observance of any term may be waived only with the written consent of the Company and Subscriber.

16.   **Severability**. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

17.   **Further Actions**. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all action necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

BE BELONG GROUP CORP

SUBSCRIPTION AGREEMENT

SIGNATURE PAGE

SUBSCRIBER:

Name:	Margarete Ralston
Signature:	DocuSigned by: Margarete Ralston 333BD2CD6CEC4C0...
Name:	Margarete Ralston
Date:	5/23/2025
Mailing Address:	906 Rosemary st.Denver, CO 80230
Telephone Number:	303-704-9892
Email Address:	maralston658@gmail.com
Number of Subscribed Shares:	1,286,170 shares of common stock
Purchase Price:	$0.00001 per share of common stock

Be Belong Group Corp

By:	Signed by: Gabe Bar 7FBE7C71A7B248A...
Name:	Gabriel Bar
Title:	Secretary
Effective Date:	May 23, 2025